SEC 1344                                          ----------------------------
(2-2002)                                                 OMB APPROVAL
                       UNITED STATES              ----------------------------
             SECURITIES AND EXCHANGE COMMISSION   OMB Number:        3235-0058
                  Washington, D.C. 20549          Expires:    January 31, 2005
                                                  Estimated average burden
                        FORM 12B-25               hours per response.......2.5

                                                  SEC FILE NUMBER
                                                   333-59137

                                                  CUSIP NUMBER
                                                   ??????????

                    NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [] Form 10-Q
              [ ] Form N-SAR
              For Period Ended: December 31, 2001
                                -----------------
[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transaction Period Ended:
                                 ----------------------

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
        ----------------------------------------------------------------------
------------------------------------------------------------------------------

                                    PART I
                            REGISTRANT INFORMATION

Full Name of Registrant        TRI-STATE OUTDOOR MEDIA GROUP, INC..
                       --------------------------------------------
Former Name if Applicable
                         ------------------------------------------

Address of Principal Executive Office (Street and Number)

3416 Highway 41 South
-----------------------------------------

City, State and Zip Code

Tifton, Georgia 31793
-----------------------------------------



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                                   PART II
                            RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report, transition report on Form 10-K, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.


     The Company has experienced liquidity problems and has defaulted on its Senior Notes and has not been able to complete its audit. The Company believes the audit will be completed within the next two (2) weeks.


                                   PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        SHELDON G. HURST            (800)              732-8261
        -------------------      -----------     ------------------------
           (Name)                (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, please identify report(s).
        [X] Yes  No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
        [X] Yes  No [   ]

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

There has been a downturn in the demand for the Company's advertising display faces and the Company has been experiencing liquidity problems. The Company did not have sufficient funds to make the required $5.5 million interest payments due on November 15, 2001 to the holders of the Company's Senior Notes and the Company remains in default. The Company presently is negotiating with an ad/hoc committee of Noteholders to restructure the Company's capitalization. The Company's revenues for the fiscal year ended December 31, 2001 was approximately $26,680,000 and the net loss was approximately $12,960,000.


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                     TRI-STATE OUTDOOR MEDIA GROUP, INC.
                     -----------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  April 1, 2002               By:    /s/ SHELDON G. HURST
                                          ---------------------------------
                                              Sheldon G. Hurst
                                              President and Chief Executive
                                               Officer